CARIBOU BIOSCIENCES, INC.

2929 7th Street

Suite 105

Berkeley, California 94710

(510) 982-6030

August 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Margaret Schwartz

Re: Caribou Biosciences, Inc. (the “Registrant”) - Request for Acceleration

       Registration Statement on Form S-3

       File No. 333- 266712

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 266712) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Standard Time on Tuesday, August 16, 2022, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Ashok Mukhey and Wendy Grasso of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ashok Mukhey at (310) 734-5291 or, in his absence, Wendy Grasso at (212) 549-0216.

CARIBOU BIOSCIENCES, INC.

By:	/s/ Jason O’Byrne
Name:	Jason O’Byrne
Title:	Chief Financial Officer